                                                                       EXHIBIT 8

    [LETTERHEAD OF AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P. APPEARS HERE]


                                October 14, 1998


Prentiss Properties Trust
3890 W. Northwest Highway
Suite 400
Dallas, Texas 75220


Dear Sir or Madam:

          You have requested our opinion that Prentiss Properties Trust ("PPT") was organized and has operated in conformity with the requirements for qualification as a "real estate investment trust" (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), beginning with its taxable year ending December 31, 1996 and through the date hereof and its current and proposed method of operation will enable PPT to continue to qualify as a REIT. In rendering our opinion, we have examined such documents as we have deemed necessary. We have assumed the current and continued correctness of the representations made to us by PPT and we have made no independent verification as to the correctness of such representations. Where any such factual representation is qualified to the best knowledge of a person, we have assumed that the representation is correct without regard to such qualification. Further, we assume that all representations by PPT as to value are correct and we have made no independent verification as to such values.

          Our opinion is based on the provisions of the Code, Treasury Regulations promulgated under the Code, judicial authority and currently published revenue rulings and procedures, all as of the date of this letter, and all of which may change at any time. Any change in the relevant facts (including any assumptions upon which this opinion is, in part, based) or law could change our conclusions and would render our opinion inapplicable. This opinion represents our best legal judgment and has no binding effect on the IRS. Accordingly, no assurance can be given that the IRS or a court would concur with the conclusions reached herein.

Prentiss Properties Trust
Page 2
October 14, 1998


          Based on the foregoing, assuming that the election and actions of PPT represented to us are and will be observed and completed as applicable in a timely fashion, we are of the opinion that (i) PPT was organized and has operated in conformity with the requirements for qualification as a REIT under the Code beginning with its taxable year ending December 31, 1996 and through the date hereof and its current and proposed method of operation will enable PPT to continue to qualify as a REIT and (ii) the descriptions of the law and the legal conclusions discussed in the Form S-3 Registration Statement filed with the SEC on October 14, 1998 (the "Registration Statement") under the caption "Federal Income Tax Considerations" fairly summarize the federal income tax considerations that are likely to be material to a holder of the Offered Securities.

          We express no opinion as to any other matter. No reference may be made to this opinion letter in any financial statement, or document, nor may this opinion letter be distributed in any manner without our prior written consent, except (i) such opinion may be furnished to the IRS in connection with an examination and (ii) we consent to the filing of this opinion as an Exhibit to the Registration Statement.



                                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.